Atlas Copco

04 FEB -9 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

04012668

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco Q4 2003 and comments

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Stockholm, Sweden, February 5, 2004

Katarina Dahn
Group Communications
Atlas Copco AB

Sent by DHL 478 0886 246

SEC 82-812

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone +46 8 743 8070 or +46 70 322 807

Brock comments on Atlas Copco's Q4 results 2003

Stockholm, Sweden, February 2, 2004—Today, the Atlas Copco Group reported its fourth quarter results. *"The Group recorded a volume increase for the second quarter in a row,"* says Gunnar Brock, President and CEO. *"The three industrial business areas have together had volume increases for seven consecutive quarters, which is a great achievement considering the prevailing market environment during most of that period."*

In the fourth quarter, orders received were MSEK 11,141 (11,414), corresponding to a volume increase of 5%. Revenues were up 3% in volume, and amounted to MSEK 11,473 (11,949). The operating margin increased to 12.8% (11.6). Profit after financial items increased 10% to MSEK 1,377 (1,254), a 12.0% (10.5) margin, despite a sustained negative currency impact.

In 2003, the return on capital employed improved from 12% to 17%. *"The efficiency improvement was achieved through a combination of measures taken; including product cost reductions, price increases, and capital efficiency improvements, especially in the rental fleet utilization."* Revenue volume increased 2%, but the negative currency effect resulted in a 6% drop for the full year, to MSEK 44,619 (47,562). The operating profit margin increased to 11.9% (11.1). Profit after financial items was up 10% to MSEK 4,913 (4,481), a margin of 11.0% (9.4).

During the past year, Atlas Copco has put further emphasis on its aftermarket strategy, which aims at generating more revenues during the time the products are in use. *"Investments have been made both to increase the competence level of our service engineers, and to develop more and new aftermarket products and services. As a result, we can clearly see that the proportion of revenues coming from aftermarket activities is increasing."*

The acquisition of Shenyang Rock Drilling Machinery, China's leading producer of pneumatic rock drilling equipment for the mining and construction industry, was completed in the quarter. The acquisition is in line with the Group's strategy to increase its presence in high potential markets.

Overall, the recent positive demand development for Atlas Copco's products and services is expected to continue in the near-term. *"We expect that the manufacturing and process industries will increase their investments in productivity-enhancing equipment, and that they will demand more aftermarket products and services. The demand from the construction and mining industries is anticipated to remain at current levels."*

All comparative figures are for the same period last year, excluding the goodwill impairment charge of MSEK 6,950 made in Q3 2002

SEC 82-812

Atlas Copco

press information

Group Communications

February 2, 2004

ATLAS COPCO
Interim report at December 31, 2003 (unaudited)

Volume recovery continued in Q4

- **Order intake up 5% in volume, 10% negative currency translation effect.**
- **Revenues reached MSEK 11,473 (11,949), up 3% in volume.**
- **Operating margin increased to 12.8% (11.6).**
- **Profit after financial items increased to MSEK 1,377 (1,254).**
- **Net profit was MSEK 937 (1,026) and earnings per share were SEK 4.47 (4.90).**
- **Operating cash flow totaled MSEK 1,292 (1,402).**
- **Proposed dividend for 2003, SEK 7.50 (5.75), following a revised dividend policy.**

Note: All comparative figures are for the fourth quarter of 2002, unless otherwise stated.

	October - December			January–December			
MSEK	2003	2002	%	2003	2002 *	%	2002 reported
Orders received	**11,141**	**11,414**	**-2**	45,149	47,946	-6	47,946
Revenues	**11,473**	**11,949**	**-4**	44,619	47,562	-6	47,562
Operating profit	**1,463**	**1,386**	**+6**	5,310	5,261	+1	-1,689
- as a percentage of revenues	*12.8*	*11.6*		*11.9*	*11.1*		
Profit after financial items	**1,377**	**1,254**	**+10**	4,913	4,481	+10	-2,469
- as a percentage of revenues	***12.0***	***10.5***		*11.0*	*9.4*		
Net profit	**937**	**1,026**	**-9**	3,274	2,909	+13	-3,889
Earnings per share, SEK	**4.47**	**4.90**	**-9**	15.62	13.88	+13	-18.55
Items affecting comparability							
Goodwill impairment charge							-6,950
Lower goodwill amortization				+131			
Restructuring charges	**-15**	**-68**		-54	-116		-116
Total before tax	**-15**	**-68**		+77	-116		-7,066
Tax adjustment on impairment		**+152**					+152
Equity capital per share, SEK				101	126		97
Return on capital employed (12-month value), %				17	12		-3

*Excluding goodwill impairment charge.

Dividend and revised dividend policy

The Board of Directors proposes that a dividend of SEK 7.50 (5.75) per share be paid for the 2003 fiscal year. The dividend paid shall reflect the company's profit and cash flow development as well as growth targets. The Board of director's opinion is that the dividend should correspond to 40-50% of earnings per share. Previous dividend policy stated that the dividend should correspond to 30-40% of earnings per share.

Near-term demand outlook

The recent positive demand development for Atlas Copco's products and services is expected to continue.

The manufacturing and process industries are expected to increase their investments in productivity enhancing equipment and demand more aftermarket products and services. The

Summary of full-year 2003 results

Atlas Copco Group

In order to enhance comparability, results are compared to the previous year excluding the goodwill impairment charge of MSEK 6,950 made in Q3 2002.

Orders received decreased 6% to MSEK 45,149 (47,946), corresponding to a volume increase of 2% for comparable units. The negative translation effect from foreign exchange rate fluctuations was 10%, price increases added 1% and structural changes 1%. Revenues also declined 6%, to MSEK 44,619 (47,562), corresponding to a 2% increase in volume.

The Group's operating profit amounted to MSEK 5,310 (5,261). The operating margin improved to 11.9% (11.1). The negative impact of changes in exchange rates compared with the previous year was approximately MSEK 1,120 affecting the margin negatively by about 1 percentage point. Profit after financial items improved 10% to MSEK 4,913 (4,481), corresponding to a margin of 11.0% (9.4). The negative impact on profit before financial items of changes in exchange rates compared with the previous year was approximately MSEK 1,020.

Net profit totaled MSEK 3,274 (2,909) or SEK 15.62 (13.88) per share, up 13%.

Operating cash flow before acquisitions and dividends, but including capital expenditure and taxes, equaled MSEK 5,609 (5,599).

Review of fourth quarter

Atlas Copco Group

Market development

Overall, the demand for the Group's products and services in **North America** showed an improvement. Demand from the manufacturing and process industries for compressors and tools increased somewhat, although the low capacity utilization in these segments continued to affect the appetite for large investment projects. Total construction activity in the United States increased and demand for construction related equipment and tools was slightly better than previous quarters. However, no improvement was seen in the non-residential building activity, the most important segment for the equipment rental business. Demand from the mining industry in the region was still at a relatively favorable level.

In **South America**, the overall demand continued to improve. The recovery strengthened in the quarter and it was reflected in increased demand for all product areas across most of the customer segments.

The demand in **Europe** continued to improve. This was primarily an effect of increased demand from the manufacturing and process industries for compressors and tools and related aftermarket products and services. Among major markets in the European Union, Germany, France and Spain noted a clearly higher level of demand, while Italy remained relatively weak. Russia continued to record strong growth in most product areas. The Nordic countries reversed a previously negative demand trend, primarily thanks to some important infrastructure projects.

Demand improved somewhat in **Africa/Middle East**, with good demand in the Gulf region and from the mining industry in Southern Africa.

The positive demand development in **Asia** continued in the quarter. Growth in China was very strong in all product areas. Most other countries in the region also improved, primarily driven by increased demand for compressors. **Australia** had another quarter of positive development.

Orders and revenues

MSEK	October – December Orders Received	October – December Revenues
2002	11,414	11,949
Structural change, %	1	1
Currency, %	-10	-10
Price, %	1	1
Volume, %	5	3
Total, %	-2	-4
2003	11,141	11,473

Geographic distribution of orders received last 12 months, %	December 2003	December 2002
North America	42	48
South America	3	3
Europe	35	32
Africa/Middle East	6	5
Asia/Australia	14	12
	100	100

Earnings and profitability

Operating profit increased to MSEK 1,463 (1,386) corresponding to a margin of 12.8% (11.6). Unfavorable changes in exchange rates, compared to previous year, affected the operating profit negatively by about MSEK 250, or close to 1 percentage point on the margin. This was, however, more than compensated for by increased revenue volume, efficiency improvements and increased prices. The operating profit included a restructuring charge within Construction and Mining Technique of MSEK 15 (68)

Net financial items amounted to MSEK -86 (-132), of which net interest items accounted for MSEK -80 (-121). Interest expense continued to decline year-on-year, primarily a result of the strong cash flow in the last 12 month period and the weaker USD.

Profit after financial items improved 10%, to MSEK 1,377 (1,254), to a margin of 12.0% (10.5). Net foreign exchange effects were about MSEK -245.

Net profit totaled MSEK 937 (1,026), or SEK 4.47 (4.90) per share. The tax charge was MSEK -436 (-223), or 32% of profit after financial items. The tax in Q4 2002 was exceptionally low, due primarily to a MSEK 152 deferred tax amount. This was related to the tax-deductible portion of the goodwill impairment charge, which was booked in Q3 2002.

The return on capital employed during the 12 months to December 31, 2003 was 17% (12), and the return on shareholders' equity 16% (11). The Group currently uses a weighted average cost of capital (WACC) of 8.7%, corresponding to a pre-tax cost of capital of approximately 13%.

Cash flow and net indebtedness
The operating cash surplus after tax reached MSEK 1,719 (1,877), corresponding to 15% (16) of Group revenues. Working capital increased MSEK 228 (199), primarily due to a decrease in accounts payables, which reflects payments of rental fleet investments made in the two previous quarters. Receivables and inventories decreased, adding to the cash flow.

Net investment in tangible fixed assets, including proceeds from sales of rental equipment was MSEK 100 (168).

Operating cash flow before acquisitions and dividends equaled MSEK 1,292 (1,402).

Summary cash-flow analysis

	October–December		January–December	
MSEK	2003	2002	2003	2002
Operating cash surplus after tax	**1,719**	**1,877**	6,799	6,922
of which depreciation added back	***798***	***901***	*3,313*	*3,956*
Change in working capital	**-228**	**-199**	863	377
Cash flow from operations	**1,491**	**1,678**	7,662	7,299
Investments in tangible fixed assets	**-598**	**-568**	-3,405	-3,109
Sale of tangible fixed assets	**498**	**400**	1,676	1,758
Other investments, net	**-99**	**-108**	-324	-349
Company acquisitions/divestments	**-88**	**-2**	-770	-712
Cash flow from investments	**-287**	**-278**	-2,823	-2,412
Dividends paid	**0**	**-2**	-1,219	-1,165
Net cash flow	**1,204**	**1,398**	3,620	3,722
Change in interest-bearing liabilities	179	-1,471	-676	-3,568
Cash flow after financing	**1,383**	-73	2,944	154
Liquid funds at beginning of period	**2,813**	**1,458**	1,356	1,343
Translation difference	**-18**	**-29**	-122	-141
Liquid funds at end of period	**4,178**	**1,356**	4,178	1,356

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 7,613 (13,694), of which MSEK 1,792 (1,778) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) decreased to 36% (67).

Investments, depreciation and amortization
Gross investments in property and machinery totaled MSEK 215 (237). Gross investments in rental equipment amounted to MSEK 383 (331). Depreciation on these two asset groups was MSEK 194 (246) and MSEK 460 (523), respectively, while amortization of intangible assets equaled MSEK 144 (132).

Asbestos cases in the United States
As of December 31, 2003, Atlas Copco has a total number of 192 asbestos cases filed with a total of 26,198 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 151 companies per case. The Group has not deemed it necessary to book any provisions related to these pending cases.

People

On December 31, 2003, the number of employees was 25,958 (25,705). For comparable units, the number of employees decreased by 416 from December 31, 2002, while 669 employees were added through acquisition of businesses.

Employee benefits

As of January 1, 2004 the Group will implement the new Swedish accounting standard RR29 "Employee benefits", which is based on the International Accounting Standard IAS19. The one-time effect of this change will be charged directly to shareholders' equity in accordance with RR5 "Accounting for changes in accounting principles", and has no cash flow effect. The one-time effect on equity, net of taxes, will be approximately MSEK 450.

This is purely an accounting change and the Group's obligations related to pension benefits and other employee benefits are consequently not affected.

Equity and distribution of shares

At December 31, 2002, a provision of MSEK 138 was booked against shareholders' equity, as the Atlas Copco share price at that time was lower than the exercise prices of the Atlas Copco employee option plan contracts. As of December 31, 2003, due to the favorable share price development during 2003, the provision has been reversed in full.

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	October–December 2003	October–December 2002	%	January–December 2003	January–December 2002	%
Orders received	**4,035**	**3,929**	+3	16,480	16,334	+1
Revenues	**4,230**	**4,206**	+1	16,045	15,993	0
Operating profit	**780**	**809**	-4	2,962	3,005	-1
- as a percentage of revenues	***18.4***	***19.2***		*18.5*	*18.8*	
Return on capital employed (12-month values)	*67*	***68***				

- Positive order trend for industrial and portable compressors.
- Strong growth in aftermarket.
- Sustained high profit margin, in spite of continued negative currency effects.

Orders received increased 3%, to MSEK 4,035 (3,929), corresponding to a volume increase of 7%. The negative translation effect into SEK was approximately 7%, while acquisitions and a small average price increase added 3%. Revenues increased 1%, to MSEK 4,230 (4,206), corresponding to a volume increase of 5%.

Order volume for industrial compressors improved further in the quarter. Most machine types, from small oil-injected to large oil-free compressors achieved healthy growth. Sales of energy-efficient VSD (Variable Speed Drive) compressors, particularly small and medium-sized, recorded another successful quarter and grew more than average. The aftermarket business continued to develop positively in all regions, supported by new, innovative service products and an increased local presence. Geographically, the best development was achieved in Asia, with China continuing to be the growth engine, and South America. Most major markets in Europe had a good quarter. In North America, the aftermarket was strong and large oil-free compressors had a good quarter.

The gas and process compressor business recorded lower order intake than previous year, partly a result of order cancellations in North America. The inquiry level was, however, high.

Orders for small and medium-sized portable compressors, primarily serving construction-related customers through rental companies and distributors, recovered from the earlier low levels of demand and recorded healthy growth compared to previous year. The improvement was seen in many markets, including Europe where the demand has been very low for some time. The aftermarket for portable compressors and generators as well as the specialty rental business recorded another strong quarter.

Operating profit amounted to MSEK 780 (809), corresponding to an operating margin of 18.4% (19.2). The margin was heavily affected by negative currency effects, more than 2 percentage points, but this was to a large extent compensated for by higher volume, increased prices and efficiency measures. The return on capital employed (past 12 months) remained at a very high level, 67% (68).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	October – December 2003	2002	%	January–December 2003	2002 *	%	2002 reported
Revenues	**2,519**	**2,884**	**-13**	10,414	12,829	-19	12,829
Goodwill impairment charge							-6,950
Operating profit	**235**	**179**	**+31**	837	686	+22	-6,264
- as a percentage of revenues	***9.3***	***6.2***		*8.0*	*5.3*		*neg*
Return on capital employed (12-month values)	5	3*					

* Excluding goodwill impairment charge.

- Rental revenues continued to grow; up 2% in USD.
- Rental rates up 3.5%, fourth consecutive quarter of improvement.
- Higher fleet utilization, contributed to improved return on capital.

Spending in non-residential building, the most important segment for the business area and representing about 50% of the total revenue base, remained below the same quarter previous year. Residential building activity, which is less important for Rental Service, was, however, strong. Activity in the industrial segment, representing about 35% of total revenues, remained largely unchanged.

Total revenues decreased 13%, to MSEK 2,519 (2,884), heavily affected by a negative currency translation effect of 17%. Rental revenues, accounting for 75% of total revenues, increased 2% in USD, consisting of an increase in rental rates of 3.5% and a decline in volume of 1.5%. The slight drop in volume reflected the lower number of stores; 483 (506) at the end of the period, while same store rental volume increased a couple of percent. Sales of merchandise, spare parts, and new equipment, representing 13% of total revenues, were down 14% in USD, largely as a result of lower demand and the closure of 23 stores during the year. Sales of used equipment, accounting for the remaining 12% of total revenues, increased 64% in USD, compared to a low sales number for Q4 2002.

Operating profit increased to MSEK 235 (179), corresponding to a margin of 9.3% (6.2). The improvement in margin was primarily a result of successful management of rental rates and a continued reduction of operating costs. Cost savings were achieved in payroll expense and depreciation, but those were partially offset by rising health-care and insurance costs. Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 28% (26). Return on total capital employed (last 12 months) was 5% (3) while the return on operating capital (excluding goodwill) was 10% (6).

Rental fleet at original cost was 4% lower than previous year and the average age was about 3.6 years. Fleet utilization improved and reached close to 65% in the quarter and above 63% for the year. Replacement investments in the fleet continued with the objective to keep the fleet well balanced and in good condition. The operating cash flow continued to be significantly positive, but at a lower level than the most recent quarters as a result of large payments to equipment suppliers.

Total number of employees at December 31, 2003 was 5,243 (5,685), down by 442 compared to previous year.

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools and assembly systems.

	October–December			January–December		
MSEK	2003	2002		2003	2002	
Orders received	**2,661**	**2,775**	-4	10,528	11,502	-8
Revenues	**2,783**	**2,903**	-4	10,526	11,481	-8
Operating profit	**337**	**319**	+6	1,051	1,050	0
- as a percentage of revenues	***12.1***	***11.0***		*10.0*	*9.1*	
Return on capital employed (12-month values)	**15**	**14**				

- Sixth consecutive quarter of volume growth for industrial tools.
- Professional electric tools business recovered from recent lows.
- Highest profit margin in three years.

Order intake decreased 4%, to MSEK 2,661 (2,775), corresponding to a 4% increase in volume. The negative translation effect was 10% and prices were flat, while acquisitions added 2%. Revenues were MSEK 2,783 (2,903), up 4% in volume.

The order volume for industrial tools to general industry and motor vehicle industry grew modestly in the two most important regions; North America and Western Europe. The growth in orders was, with few exceptions, strong in the rest of the world. This was almost entirely an effect of strong demand from the motor vehicle industry, particularly in China, while sales of tools to the general industry were more or less unchanged compared to previous year. The aftermarket business showed good growth overall.

Orders received for professional electric tools for construction and installation work increased compared to previous year. The improvement was partly due to a volume growth for comparable units and partly the contribution of the recently acquired accessories business in Germany. Volumes grew in North America, after a few quarters of negative development. An improvement was seen in the hardware channel and, at the end of the period, from industrial distributors. In Europe, volumes were slightly up, while some markets in Asia and the Middle East had substantial decreases. The accessories business continued to develop favorably in all major markets.

The manufacturing restructuring projects in North America and in Europe were to a large extent finalized in the quarter. Operating costs have been reduced, but the full effect from efficiency improvements will materialize during 2004.

Operating profit was MSEK 337 (319), corresponding to a margin of 12.1% (11.0). The margin improved as a combined result of higher volume, a favorable sales mix, contribution from acquired business and cost reductions. The unfavorable development of the USD had a negative effect on the operating profit in SEK but the effect on the margin was marginal. Return on capital employed (past 12 months) improved to 15% (14).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	October–December 2003	2002		January–December 2003	2002	
Orders received	**1,967**	**1,885**	+4	7,980	7,633	+5
Revenues	**2,005**	**2,018**	-1	7,894	7,618	+4
Operating profit	**175**	**112**	+56	675	680	-1
*- as a percentage of revenues**	***8.7***	***5.6***		*8.6*	*8.9*	
Return on capital employed (12-month values)	**18**	**20**				

* Includes restructuring costs of MSEK 15 (68) for Q4 and MSEK 54 (68) for the full year. Adjusted operating margins were 9.5% (8.9) for Q4 and 9.2% (9.8) for the full year.

- Demand from the mining industry continued at favorable level.
- Strong aftermarket development.
- Profit margin held up, in spite of continued negative currency effects.

Orders received increased 4% to MSEK 1,967 (1,885), corresponding to an increase in volume of 7%. There was a negative translation effect of 5% while price increases and structural changes added 1% each. Revenues were almost unchanged at MSEK 2,005 (2,018), corresponding to a volume increase of 3%.

Demand from the mining industry continued at a relatively high level. Increased mechanization in underground mines and favorable metal prices contributed to the positive order development. Among major markets, South America and Australia recorded the strongest growth. Both underground drilling rigs and loading and transportation equipment were in good demand. Orders for exploration drilling rigs to underground mines increased in the quarter. The mining aftermarket business, including consumables, continued to grow.

Orders from the construction industry for crawler rigs for surface applications, such as quarries and infrastructure projects, continued to develop positively. Underground drilling rigs for tunneling projects recorded an order intake largely in line with previous year. Order volume for light construction equipment, primarily breakers and drills, was higher than previous year, but still negatively affected by low construction activity and low rental fleet investments in many markets.

The restructuring of the underground excavation business, including the move of loader manufacturing from Portland, USA, to Örebro in Sweden, continued in the quarter. The transfer, which will be concluded in 2004, has progressed smoothly and the first units have been produced in the new factory. It is estimated that total restructuring costs will be within the initial plan of MSEK 150 (accumulated until December 31, 2003 was MSEK 122).

Operating profit was MSEK 175 (112), including restructuring charges of MSEK 15 (68). Excluding restructuring costs, the margin improved to 9.5% (8.9). The positive effects of a higher volume and price increases managed to offset the negative impact from the weaker USD. The negative currency impact corresponded to about 1.5 percentage points on the margin. Return on capital employed (past 12 months) was 18% (20).

Previous near-term demand outlook
(Published October 23, 2003)

The overall demand for the Group's products and services, seasonally adjusted, is expected to improve slightly.

The demand for industrial equipment is expected to continue to increase gradually in most geographical markets, and the demand from the mining industry is foreseen to remain favorable. Construction activity is expected to stay at a relatively low level in the biggest markets, the United States and the European Union.

Accounting principles
The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2002 and in accordance with the new accounting recommendations that were implemented January 1, 2003. The new recommendations did not change the Group's reporting. The Group amortizes goodwill derived from large, strategic acquisitions in the United States, over 40 years. If a 20-year amortization period had been used consistently for these acquisitions, the equity to assets ratio would have been approximately 44.8% (reported 45.9) and earnings per share for 2003 approximately SEK 14.19 (reported 15.62).

Parent Company
Profit after financial income and expense for Atlas Copco AB totaled MSEK 2,453 (1,365). Net profit for the year, after appropriations and taxes, was MSEK 2,049 (899).

Dividend
The Board of Directors proposes that a dividend of SEK 7.50 (5.75) per share be paid for the 2003 fiscal year. That corresponds to a total of MSEK 1,572 (1,205).

Nomination of members to the Atlas Copco AB Board
In accordance with a decision taken at the Annual General Meeting of Atlas Copco AB on April 28, 2003, the names of the representatives of four of the largest shareholders who, together with the Chairman of the Board, Sune Carlsson, will work out a proposal for a Board of Directors, to be submitted to the Annual General Meeting 2004 for decision are the following representatives: Marcus Wallenberg, Investor, Sweden; Björn C. Andersson, SHB/SPP, Sweden; Harry Klagsbrun, SEB, Sweden; Björn Franzon, Fjärde AP-fonden, Sweden.

Shareholders who wish to submit proposals of members of the Atlas Copco AB Board, please contact the Chairman of the Board on e-mail sune.carlsson@se.atlascopco.com, or fax +46-8-615 0026, or contact any of the representatives listed above.

Annual General Meeting and Annual Report
Atlas Copco's Annual General Meeting will be held on April 27 at 17.00 in Berwaldhallen, Stockholm, Sweden. The Annual Report will be published on March 26 on the Group's homepage www.atlascopco-group.com, and it will be mailed to shareholders who have requested a printed copy. It is also available at Atlas Copco AB.

Stockholm, February 2, 2004

Gunnar Brock
President and Chief Executive Officer

Atlas Copco Group

Income Statement

	3 months ended December 31		12 months ended December 31		
MSEK	2003	2002	2003	2002 *	2002 reported
Revenues	11,473	11,949	44,619	47,562	47,562
Operating expenses	-10,010	-10,563	-39,309	-42,301	-42,301
Goodwill impairment charge					-6,950
Operating profit	**1,463**	**1,386**	**5,310**	**5,261**	**-1,689**
- as a percentage of revenues	*12.8*	*11.6*	*11.9*	*11.1*	
Financial income and expenses	-86	-132	-397	-780	-780
Profit after financial items	**1,377**	**1,254**	**4,913**	**4,481**	**-2,469**
- as a percentage of revenues	*12.0*	*10.5*	*11.0*	*9.4*	
Taxes	-436	-223	-1,619	-1,513	-1,361
Minority interest	-4	-5	-20	-59	-59
Net profit	**937**	**1,026**	**3,274**	**2,909**	**-3,889**
Earnings per share, SEK	4.47	4.90	15.62	13.88	-18.55
Key ratios					
Equity capital per share, period end, SEK			101	126	97
Return on capital employed before tax, 12 month values, %			17	12	-3
Return on equity after tax, 12 month values, %			16	11	-16
Debt / equity ratio, period end, %			36	52	67
Rate of equity, period end, %			46	48	42
Number of employees, period end			25,958	25,705	25,705

* Excluding goodwill impairment charge.

Balance Sheet

MSEK	Dec. 31, 2003	Dec. 31, 2002
Intangible fixed assets	11,276	12,956
Rental equipment	9,127	11,294
Other fixed assets	5,741	6,726
Inventories	5,412	5,782
Receivables	10,128	10,554
Cash, bank, and short-term investments	4,178	1,356
Total assets	**45,862**	**48,668**
Equity	21,015	20,194
Minority interest	53	160
Interest-bearing liabilities and provisions	11,791	15,050
Non-interest-bearing liabilities and provisions	13,003	13,264
Total equity and liabilities	**45,862**	**48,668**

Changes in Shareholders' Equity

MSEK	Jan. – Dec. 2003	Jan.– Dec. 2002
Opening balance	20,194	27,568
Dividend to shareholders	-1,205	-1,153
Hedge for stock option plan	138	-138
Translation differences for the period	-1,386	-2,194
Net profit for the period	3,274	-3,889
Closing balance	21,015	20,194

Revenues by Business Area

MSEK	2001	October–December 2002	2003	2001	January–December 2002	2003
Compressor Technique	4,432	4,206	4,230	16,873	15,993	16,045
Rental Service	3,776	2,884	2,519	15,469	12,829	10,414
Industrial Technique	3,232	2,903	2,783	12,126	11,481	10,526
Construction and Mining Technique	1,831	2,018	2,005	7,253	7,618	7,894
Eliminations	-154	-62	-64	-582	-359	-260
Atlas Copco Group	13,117	11,949	11,473	51,139	47,562	44,619

MSEK (by quarter)	1	2	3	2002 4	1	2	3	2003 4
Compressor Technique	3,785	4,039	3,963	4,206	3,721	3,972	4,122	4,230
Rental Service	3,397	3,357	3,191	2,884	2,495	2,607	2,793	2,519
Industrial Technique	2,823	2,827	2,928	2,903	2,422	2,631	2,690	2,783
Construction and Mining Technique	1,784	1,952	1,864	2,018	1,811	2,003	2,075	2,005
Eliminations	-154	-70	-73	-62	-49	-65	-82	-64
Atlas Copco Group	11,635	12,105	11,873	11,949	10,400	11,148	11,598	11,473

Operating Profit by Business Area

MSEK	2001	October-December 2002	2003	2001	January–December 2002*	2003
Compressor Technique	804	809	780	3,202	3,005	2,962
As a percentage of revenues	*18.1*	*19.2*	*18.4*	*19.0*	*18.8*	*18.5*
Rental Service	119	179	235	1,255	686	837
As a percentage of revenues	*3.2*	*6.2*	*9.3*	*8.1*	*5.3*	*8.0*
Industrial Technique	238	319	337	1,123	1,050	1,051
As a percentage of revenues	*7.4*	*11.0*	*12.1*	*9.3*	*9.1*	*10.0*
Construction and Mining Technique	191	112	175	736	680	675
As a percentage of revenues	*10.4*	*5.6*	*8.7*	*10.1*	*8.9*	*8.6*
Corporate items	-4	-33	-64	-186	-160	-215
Operating profit	1,348	1,386	1,463	6,130	5,261	5,310
As a percentage of revenues	*10.3*	*11.6*	*12.8*	*12.0*	*11.1*	*11.9*
Financial income and expenses	-294	-132	-86	-1,430	-780	-397
Profit after financial items	1,054	1,254	1,377	4,700	4,481	4,913
As a percentage of revenues	*8.0*	*10.5*	*12.0*	*9.2*	*9.4*	*11.0*

* Excluding goodwill impairment charge.

MSEK (by quarter)	1	2	3*	2002 4	1	2	3	2003 4
Compressor Technique	657	771	768	809	681	735	766	780
As a percentage of revenues	*17.4*	*19.1*	*19.4*	*19.2*	*18.3*	*18.5*	*18.6*	*18.4*
Rental Service	121	169	217	179	104	212	286	235
As a percentage of revenues	*3.6*	*5.0*	*6.8*	*6.2*	*4.2*	*8.1*	*10.2*	*9.3*
Industrial Technique	248	188	295	319	184	262	268	337
As a percentage of revenues	*8.8*	*6.7*	*10.1*	*11.0*	*7.6*	*10.0*	*10.0*	*12.1*
Construction and Mining T.	186	203	179	112	151	151	198	175
As a percentage of revenues	*10.4*	*10.4*	*9.6*	*5.6*	*8.3*	*7.5*	*9.5*	*8.7*
Corporate items	-46	-27	-54	-33	-48	-54	-49	-64
Operating profit	1,166	1,304	1,405	1,386	1,072	1,306	1,469	1,463
As a percentage of revenues	*10.0*	*10.8*	*11.8*	*11.6*	*10.3*	*11.7*	*12.7*	*12.8*
Financial income and expenses	-254	-230	-164	-132	-116	-94	-101	-86
Profit after financial items	912	1,074	1,241	1,254	956	1,212	1,368	1,377
As a percentage of revenues	*7.8*	*8.9*	*10.5*	*10.5*	*9.2*	*10.9*	*11.8*	*12.0*

* Excluding goodwill impairment charge.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information

Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000, Fax: +46-8-644 9045
Internet: www.atlascopco-group.com
Corp. id. no: 556014-2720

Media
Annika Berglund, Senior Vice President Group Communications
Phone: +46 8 743 8070, Mobile: +46 70 322 8070

Analysts
Mattias Olsson, Investor Relations Manager
Phone: +46 8 743 8291, Mobile: +46 70 518 8291
ir@se.atlascopco.com

Presentations from Atlas Copco

For your convenience, a PowerPoint presentation of Atlas Copco's quarterly results will be published on www.atlascopco-group.com > Investor Relations > Presentations

Interim report at March 31, 2004

The first quarter report will be published on April 27, 2004.